FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brian Richards, Chief Financial Officer and Executive Vice President of Response Biomedical Corp, certify that:

  1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosures in Issuers Annual and Interim Filings) of Response Biomedical Corp., for the interim period ending March 31, 2004.

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, with respect to the period covered by the interim filings.

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as at the date and for the periods presented in the interim filings.

May 28, 2004

Brian Richards
Chief Financial Officer and Executive Vice President